EXHIBIT 12.1
ROWAN COMPANIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2009
Fixed Charges:
Interest expensed and capitalized	$20,911	$25,802	$28,321	$25,913	$18,624	$5,566	$3,143
Amortization of capitalized expenses related to indebtedness	846	944	1,057	1,057	1,057	264	264
Rental expense representative of interest factor	13,933	6,328	4,734	5,137	3,623	906	618
Preferred dividend requirements	—	—	—	—	—	—	—

Total fixed charges	$35,690	$33,074	$34,112	$32,107	$23,304	$6,736	$4,025

Earnings:
Pretax income from continuing operations	$44,593	$345,470	$493,354	$739,086	$654,091	$150,454	$199,611
Fixed charges	35,690	33,074	34,112	32,107	23,304	6,736	4,025
Interest capitalized	(2,195)	(3,803)	(7,756)	(9,977)	(17,426)	(4,839)	(2,764)
Amortization of capitalized interest	2,342	2,397	2,520	2,634	2,776	650	803
Preferred dividend requirements	—	—	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges	$80,430	$377,138	$522,230	$763,850	$662,745	$153,001	$201,675

Ratio of earnings to fixed charges	2.3	11.4	15.3	23.8	28.4	22.7	50.1